UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

June 27, 2018

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (the “Company”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the general meeting of shareholders of the Company.

1. Reason for Filing

Given that the proposals were adopted or rejected at the 16th Ordinary General Meeting of Shareholders of the Company held on June 22, 2018, the Company filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs.

2. Description of Report

(1)	Date on Which the General Meeting of Shareholders Was Held

June 22, 2018

(2)	Details of Matters to be Resolved

<Company’s Proposal (Proposal 1)>

Proposal 1:	Appointment of fourteen (14) directors

It was proposed that Messrs. Tatsufumi Sakai, Takanori Nishiyama, Makoto Umemiya, Yasuyuki Shibata, Hisashi Kikuchi, Yasuhiro Sato, Ryusuke Aya, Nobukatsu Funaki, Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Mses. Hiroko Ota and Izumi Kobayashi, fourteen (14) in total, be appointed to assume the office of director.

<Shareholders’ Proposals (Proposals 2 through 6)>

Proposal 2:	Partial amendment to the Articles of Incorporation (disclosure of compensation paid to individual officers)

Proposal 3:	Partial amendment to the Articles of Incorporation (separation of the Chairman of the Board of Directors and CEO)

Proposal 4:	Partial amendment to the Articles of Incorporation (exercise of voting rights of shares held for strategic reasons)

Proposal 5:	Partial amendment to the Articles of Incorporation (preparation of a corporate ethics code regarding acts of purchasing sexual services from minors and other similar acts)

Proposal 6:	Partial amendment to the Articles of Incorporation (creating a platform for dialogue between shareholders and the company by using blockchain)

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(3)	Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1
Tatsufumi Sakai	164,713,638	4,029,215	8,228	95	Adopted
Takanori Nishiyama	164,605,444	4,137,405	8,231	95	Adopted
Makoto Umemiya	164,404,323	4,338,527	8,231	95	Adopted
Yasuyuki Shibata	164,604,534	4,138,316	8,231	95	Adopted
Hisashi Kikuchi	164,647,309	4,095,541	8,231	95	Adopted
Yasuhiro Sato	161,447,227	7,295,623	8,231	93	Adopted
Ryusuke Aya	160,404,232	8,338,606	8,231	93	Adopted
Nobukatsu Funaki	160,400,066	8,342,753	8,251	93	Adopted
Tetsuo Seki	161,638,082	7,104,748	8,251	93	Adopted
Takashi Kawamura	162,206,135	6,536,688	8,261	94	Adopted
Tatsuo Kainaka	161,677,817	7,065,034	8,231	93	Adopted
Hirotake Abe	162,436,229	6,306,621	8,231	94	Adopted
Hiroko Ota	162,213,242	6,529,609	8,231	94	Adopted
Izumi Kobayashi	162,614,996	6,127,846	8,242	94	Adopted
Proposal 2	60,690,587	108,636,737	12,109	35	Rejected
Proposal 3	50,064,574	117,665,970	1,614,034	28	Rejected
Proposal 4	52,463,097	116,865,478	12,117	30	Rejected
Proposal 5	13,074,066	156,096,617	166,981	7	Rejected
Proposal 6	12,956,289	156,256,438	130,085	7	Rejected

(Note) Approval requirements for the adoption of each proposal are as follows:

•	Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposal 1.

•	Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposals 2 through 6.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the adoption or rejection of all the proposals was conclusively decided by the exercise of the voting rights prior to the date of this general meeting and the number of voting rights of shareholders in attendance at this general meeting, whose approval or disapproval the Company was able to confirm, the number of voting rights for approval, disapproval and abstentions does not include those of some of the shareholders present at the general meeting.

-End-

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